Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION CONTACT:
Feb. 14, 2017	Linda M. Johnson, 202-429-3130 linda.m.johnson@centurylink.com

Ohio and Utah are first states to approve CenturyLink—Level 3 merger

MONROE, La. – Ohio and Utah are the first states to approve the merger of CenturyLink, Inc. (NYSE: CTL) and Level 3 Communications, Inc. (NYSE: LVLT). The merger also received regulatory clearance from the state of Nevada.

“The Ohio and Utah approvals for the CenturyLink—Level 3 merger indicate that following their review, these states understand that this merger is focused on the enterprise business market and will create more services and opportunities for the combined companies’ customers, employees and the communities we serve,” said CenturyLink Senior Vice President for Public Policy and Government Relations John F. Jones. “We continue to believe that policymakers, interested in advancing their states in an evolving internet economy, recognize that strong networks are key to our country’s future economic development, job creation and ability to stay connected.”

The merger, announced Oct. 31, 2016, should allow the combined companies to offer enterprise and wholesale customers a broader and more complementary range of services and solutions, positioning the combined companies to enable the advanced technology and growing bandwidth needs of all customers, including small businesses, large businesses, large multinational enterprises and government entities.

In December 2016, CenturyLink began filing applications with the appropriate federal and state regulatory agencies. The transaction is subject to the receipt of various regulatory approvals, including review by the U.S. Department of Justice, review by the U.S. Federal Communications Commission, certain state regulatory approvals and other customary closing conditions. The transaction is also subject to the approval of CenturyLink and Level 3 shareholders at special shareholders meetings scheduled for March 16, 2017. The companies anticipate closing the transaction by the end of third quarter 2017.

About CenturyLink

CenturyLink (NYSE: CTL) is a global communications, hosting, cloud and IT services company enabling millions of customers to transform their businesses and their lives through innovative technology solutions. CenturyLink offers network and data systems management, big data analytics and IT consulting, and operates more than 55 data centers in North America, Europe and Asia. The company provides broadband, voice, video, data and managed services over a robust 250,000-route-mile U.S. fiber network and a 300,000-route-mile international transport network. Visit CenturyLink for more information.

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Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121), which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

CenturyLink, Level 3, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CenturyLink and Level 3 security holders in respect of the proposed transaction. Information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of CenturyLink and Level 3 stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on February 13, 2017. More detailed information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.